UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Kinnate Biopharma Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

49705R105
(CUSIP Number)

Dennis Ryan Foresite Capital Management, LLC 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939 (415) 877-4887
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49705R105	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON Foresite Capital Fund IV, L.P. (“FCF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 49705R105	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON Foresite Capital Management IV, LLC (“FCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 49705R105	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON Foresite Capital Fund V, L.P. (“FCF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 49705R105	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON Foresite Capital Management V, LLC (“FCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 49705R105	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Fund V, L.P. (“FCOF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 49705R105	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Management V, LLC (“FCOM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 49705R105	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON James B. Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 49705R105	SCHEDULE 13D	Page 9 of 12

Explanatory Note:

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D initially filed on December 15, 2020 (the “Original Schedule 13D”), as amended and restated by Amendment No. 1 filed with the Securities and Exchange Commission (“SEC”) on February 22, 2023 (“Amendment No. 1”) and by Amendment No. 2 filed with the SEC on May 10, 2023 (“Amendment No. 2”), as amended and supplemented by Amendment No. 3 filed with the SEC on November 14, 2023 (“Amendment No. 3”), as amended and supplemented by Amendment No. 4 filed with the SEC on November 17, 2023 (“Amendment No. 4”) and as amended and supplemented by Amendment No. 5 filed with the SEC on February 22, 2024 (“Amendment No. 5” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the “Schedule 13D”), that relates to the common stock, par value $0.0001 per share (the “Common Shares”), of Kinnate Biopharma Inc., a Delaware corporation (the “Issuer”), by Foresite Capital Fund IV, L.P. (“FCF IV”), Foresite Capital Management IV, LLC (“FCM IV”), Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Management V, LLC (“FCM V”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), Foresite Capital Opportunity Management V, LLC (“FCOM V”) and James B. Tananbaum (“Tananbaum” and together with FCF IV, FCM IV, FCF V, FCM V, FCOF V and FCOM V, the “Reporting Persons”).

Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Tender Offer and Closing of the Merger

As previously disclosed by the Issuer, on February 16, 2024, the Issuer entered into an Agreement and Plan of Merger, dated as of February 16, 2024 (the “Merger Agreement”), with XOMA Corporation, (“Parent”), and XRA 1 Corp., a wholly owned subsidiary of Parent (“Merger Sub”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on April 3, 2024, Merger Sub completed a tender offer to purchase (the “Offer”) all of the Issuer’s outstanding Common Shares in exchange for (i) $2.5879 in cash per Common Share (the “Cash Amount”), plus (ii) one non-transferable contractual contingent value right per Common Share (each, a “CVR” and each CVR together with the Cash Amount, the “Offer Price”), which CVR represents the right to receive potential payments pursuant to the terms and subject to the conditions of the contingent value rights agreement.

Following the consummation of the Offer, on April 3, 2024 (the “Closing Date”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each outstanding Common Share (subject to certain exceptions) was converted automatically into the right to receive the Offer Price from Merger Sub.

Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each option granted to purchase Common Shares (each, a “Kinnate Option”) that was then outstanding but not then vested or exercisable was immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each Kinnate Option that was then outstanding with a per share exercise price that was less than the Cash Amount (an “In-the-Money Option”) was canceled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (x) the excess of the Cash Amount over the per share exercise price of such In-the-Money Option by (y) the number of Common Shares underlying such In-the-Money Option and (ii) one CVR for each Common Share underlying such In-the-Money Option. At the Effective Time, each Kinnate Option that was then outstanding with a per share exercise price that was equal to or greater than the Cash Amount (an “Out-of-the-Money Option”) was canceled in exchange for the right to receive one CVR for each Common Share underlying such Out-of-the-Money Option; provided that each such CVR will provide for payment only after amounts otherwise payable under such CVR exceed a threshold equal to the excess of the per share exercise price of such Out-of-the-Money Option over the Cash Amount.

CUSIP No. 49705R105	SCHEDULE 13D	Page 10 of 12

Pursuant to the support agreements FCF IV, FCF V, FCOF V and James Tananbaum (collectively, the “Foresite Holders”) entered into with Parent and Merger Sub in connection with the Merger Agreement, the Foresite Holders tendered all Common Shares held by them in the Offer, and following the Closing Date, the Reporting Persons ceased to beneficially own any Common Shares.

ITEM 5.	INTEREST IN THE SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(c)            Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)            Under certain circumstances set forth in the limited partnership agreement of each of FCF IV, FCF V and FCOF V and the limited liability company agreement of each of FCM IV, FCM V and FCOM V the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)            Following the Closing Date, the Reporting Persons ceased to beneficially own any Common Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

CUSIP No. 49705R105	SCHEDULE 13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2024
FORESITE CAPITAL FUND IV, L.P.

	By:	Foresite Capital Management IV, LLC
	Its:	General Partner

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL MANAGEMENT IV, LLC

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL FUND V, L.P.

	By:	Foresite Capital Management V, LLC
	Its:	General Partner

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

	By:	Foresite Capital Opportunity Management V, LLC
	Its:	General Partner

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

CUSIP No. 49705R105	SCHEDULE 13D	Page 12 of 12

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

JAMES B. TANANBAUM

/s/ James B. Tananbaum